Exhibit 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of New Gold Inc. for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 31, 2009

"Robert Gallagher"
Robert Gallagher,
President and Chief Executive Officer